AMENDMENT TO THE
                                     BYLAWS
                                       OF
                             KLEVER MARKETING, INC.

     Pursuant to certain resolutions adopted by the Board of Directors of Klever Marketing, Inc., a Delaware corporation (the "Corporation"), Articles III and V of the Bylaws of the Corporation are hereby respectively amended to include the following Sections in their entirety:

                                    ARTICLE V

     15. President and Chief Operating Officer. The President and Chief Operating Officer shall, subject to the direction of the Chief Executive Officer and the Board of Directors, have general and active control of the internal day-to-day business and affairs of the Corporation and the general supervision of its employees and agents. The President and Chief Operating Officer shall see that all orders of the Chief Executive Officer and resolutions of the Board of Directors are carried into effect as they pertain to the day-to-day business and operations of the Corporation, and, in addition, shall have all the powers and perform all the duties generally appertaining to the office of the President or Chief Operating Officer of a corporation. The President and Chief Operating Officer shall make annual reports and submit the same to the Chief Executive Officer and Board of Directors and to the shareholders at their annual meeting, showing the condition and affairs of the Corporation. He or she shall from time to time make such recommendations to the Chief Executive Officer, the Board of Directors, and such other persons as he or she thinks proper and shall bring before the Chief Executive Officer and the Board of Directors such information as may be required or appropriate, relating to the business and property of the Corporation.


                                   ARTICLE III

     16. Authority and Duties of Directors. The Board of Directors may appoint a Chairman and Vice-Chairman of the Board of Directors. The Chairman and
Vice-Chairman of the Board of the Board of Directors of the Corporation shall have the authority and shall exercise the powers and perform the duties specified below and as may be additionally specified by the Board of Directors or these Bylaws, except that in each event each such director shall exercise such powers and perform such duties as may be required by law:

     16.1 Chairman of the Board of Directors. The Chairman of the Board of Directors shall, when present, preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

     16.2  Vice-Chairman  of the Board of Directors.  The  Vice-Chairman  of the
Board of Directors shall, in the absence of the Chairman, preside at all meetings of the Board of Directors. The Vice-Chairman of the Board of Directors shall perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

     In witness whereof, this Amendment to the Bylaws of Klever Marketing, Inc. has been

210219.1
adopted by the Board of Directors of the Corporation and is effective as of the 25 day of February, 1998.

         /s/ Paul G. Begum                           /s/ Peter D. Olson
         ---------------------------                 ---------------------------
         Paul G. Begum, Director                     Peter D. Olson, Director

         /s/ William C. Bailey
         ---------------------------
         William C. Bailey